Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

The following communication was made available by Livongo Health, Inc. on LinkedIn on August 17, 2020.

Livongo 24,822 followers now “If you think about really delivering a consumer-centric virtual care-delivery experience that sits across, acute, episodic and chronic care … then escalation to the right provider and right care team at the right time, all driven by underlying data science, (is key). When you add Teladoc Health plus Livongo what you get is that whole experience,” Livongo President Dr. Jennifer Schneider with MobiHealthNews. https://bit.lyi3akpouc More: bit.lynianarLF Livongo’s President Dr. Jennifer Schneider talks potential in Livongo and Teladoc merger mobihealthnews.com

The following communication was made available by Livongo Health, Inc. on Twitter on August 17, 2020.

Livongo @Livongo - 12s “Think about delivering a consumer-centric virtual care experience that sits across acute, episodic & chronic care--.When you add Teladoc plus Livongo what you get is that whole experience,” @Dr_jschneider. bit.lyi3akpoue @MobiHealthNews More: bitlyi2DnarLF Dr. Jennifer Schneider talks potential in Livongo and Teladoc merger rnobihealthnews.com

MobiHealthNews

August 13, 2020

2:06pm ET

Livongo’s President Dr. Jennifer Schneider talks potential in Livongo and Teladoc merger

After news broke about the $18.5 million deal all eyes in the digital health world have been on Livongo and Teladoc.

Last week the digital health world was taken by storm when news broke that virtual health giant Teladoc was set to acquire chronic care management platform Livongo in a whopping $18.5 billion deal.

Livongo has had quite a year in a half. Last July, it went public with a listing price of $28 a share. At the time of the acquisition, each share was valued at roughly $159. Its news has also included major partnerships, including a deal with the Federal Employee Health Benefits Program, which sent its stock prices jumping.

Today there is a lot of speculation about what’s next for the joint Teladoc and Livongo venture. Earlier this week MobiHealthNews caught up with Dr. Jennifer Schneider, the president of Livongo, to talk about what this acquisition could mean in the future.

“If you think about really delivering a consumer-centric virtual care-delivery experience that sits across, acute, episodic and chronic care … then escalation to the right provider and right care team at the right time, all driven by underlying data science, [is key]. When you add Teladoc plus Livongo what you get is that whole experience. What Teladoc brings is an incredible access to 70 million people with loads of data and the ability to deliver a one-to-one service at scale. What Livongo brings is a digital-first footprint, a strong data science engine and the ability to deliver a one-to-many at scale, so it really is the combination of the two organizations that is delivering on that shared common vision of this consumer-centered virtual care.”

As with any acquisition with data involved, there are always questions. She spelled out how Livongo thinks of that data and how it can be used in the future.

“One of the things that we hold as firm tenet is the data we are accessing around the devices ... collecting the biometric data really belongs to the members. It is really the members’ data, and we are going to continue to put the members at the center of that and continue to leverage the data only in a way to allow the best optimal care for that individual person. That includes or could include escalating to a telehealth provider. It could include sharing that with your existing provider group, whether that be friends and family or other docs at brick-and-mortar.”

The merger is yet to be finalized, as are the details of what the combined company could look like in the future, but we do know that there may be some type of collaboration or escalation from Livongo’s chronic care platform to Teladoc’s virtual visits.

“I’ll hypothetically give you an example. Imagine [there’s] somebody with hypertension on the Livongo platform, and what we notice is that this person is taking their medication, but their blood pressure still remains elevated. We start to say they are probably not on the right medication. With Teladoc as a resource in conjunction with Livongo, we can then transition that person to the Teladoc provider with the underlying information for those changes to be made with better health outcomes for that individual member.”

While the business model is coming together, the exact leadership is still be worked out. So far, we know that Teladoc CEO Jason Gorevic will continue in his role and head up the joint venture. As part of the deal, Livongo will hold five out of the 13 board seats, and the current board chair, David Snow, will remain in his current seat. As for the specifics, there is still much unknown.

This acquisition also brings to light the growing field of digital health, and what future care models could look like, especially as larger companies begin to merge.

“I think about it as less ... ‘How many startups do we need?’ versus, ‘How can we best solve problems for people?” she said. “It was very clear for us that, as successful as we were as a publicly-traded company in the chronic-condition space, in order to really get to scale and deliver on our vision around this connected virtual care delivery we needed to have more prescribing power and integration with providers. From the Teladoc lens they could see that they needed more digital-first, more data science and more focus on chronic conditions, which [drive] 90% of all healthcare costs today.”

While it looks like the future of this joint company will be going towards a combined model, chronic care will still be a main focus for Livongo.

“We started in diabetes and never intended to be a diabetes [company]. If we were, we would have named our company something about diabetes, but we didn’t. We named our company Livongo, live on the go. What we did was say, ‘Let’s start with diabetes. Let’s look at that condition. Let’s improve that experience.’ And, in doing so, what we learned was 70% of our members with diabetes also have high blood pressure, another 40% also suffer from hypertension [and] another 30% are struggling with weight. As you can see, the concentric buildup of the company was about addressing, at the core, what was the member experience, and what did we need to deliver to make that experience better?”

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Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc Health”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.